Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

Six Months
Ended
June 30, 2009

Loss from continuing operations before income taxes	$(504)

Adjustments:
Interest expense	48
Interest component of rental expense (1)	20
Amortization of capitalized interest	1
Loss from continuing operations as adjusted	$(435)

Fixed charges:
Interest expense	$48
Interest component of rental expense (1)	20
Capitalized interest	1
Total fixed charges	$69

Ratio of earnings to fixed charges	*

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the six months ended June 30, 2009 were inadequate to cover fixed charges. The coverage deficiency was $504 million.